FILED BY BLACKROCK CAPITAL INVESTMENT CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: BLACKROCK CAPITAL INVESTMENT CORPORATION
 FILE NO. OF RELATED REGISTRATION STATEMENT: 814-00712

On March 5, 2024, BlackRock Capital Investment Corporation (“BCIC”) held a conference call to discuss BCIC’s financial results for the quarter ended December 31, 2023. The conference call contained information regarding BCIC’s proposed merger (the “Merger”) with BlackRock TCP Capital Corp (“TCPC”). The following are certain excerpts of BCIC’s March 5, 2024 conference call that relate to the Merger.

Jim Keenan

Thank you, Larry. Good morning and thank you for joining our fourth quarter and full-year 2023 earnings call. We remain very excited about our pending merger with BlackRock TCP Capital Corp., or TCPC, one of our affiliated BDCs. I will speak more about the merger shortly, but first I’ll provide an overview of our performance and highlights for the quarter. Nik will then discuss our portfolio activity, and Chip will address our financial results in more detail. We will then open the call to your questions.

We finished 2023 on a strong note, posting solid fourth quarter earnings and covering our $0.10 dividend for a sixth consecutive quarter. We generated year-over-year fourth quarter net investment income growth of 15% and provided dividend coverage of 128%.

Over the past several quarters, we have successfully diversified and strengthened our portfolio as we continued to identify attractive opportunities to prudently grow on behalf of our shareholders. We closed the year with a well-diversified portfolio of 121 companies, more than doubling our portfolio companies over the past three years. First lien term loans make up 85% of the portfolio, up from 50% at the end of 2020.

In that space of time, we methodically transformed BCIC’s portfolio, drawing upon the breadth and power of the BlackRock platform. Specifically, we have defensively positioned the portfolio with compelling first lien loans, with a steadfast focus on strict underwriting and reliably strong credit quality, as well as diversity across multiple sectors.

Junior capital investments now make up only 4% of our investments, down from 23% at the close of 2020.

During the quarter, we added five new portfolio companies and deployed $25 million on a gross basis – all in first lien loans. We also made follow-on investments in four existing portfolio companies. These are companies we know and understand well and, as such, are an excellent avenue for continued deployment.

In terms of overall market commentary, we are seeing a level of bifurcation in different segments of direct lending.  Borrower-friendly trends such as tighter credit spreads and covenant-lite deal structures are becoming more prevalent in the upper middle market.  However, the core middle market, where we focus, has been less impacted by this trend, and we continue to leverage our industry expertise to source and invest in deals that present attractive risk-reward opportunities. We remain disciplined and continue to pass on a substantial number of less attractive opportunities, particularly when we believe that pricing does not appropriately reflect the corresponding risk or terms don’t provide adequate lender protections.

Our diversified, first-lien oriented portfolio is constructed to be resilient in adverse macroeconomic conditions such as the environment we are in today, characterized by high interest rates, relatively high inflation, and slowing consumer and corporate spending. However, we are not completely immune to these factors. We are seeing this impact on a portion of our book. During the quarter, we placed one additional investment, Thrasio, on non-accrual status. Nik will provide additional detail on Thrasio as well as other exposures to the Amazon third party aggregator space. Additionally, we placed a portion of our investment in Kellermeyer Bergensons Services on partial non-accrual.

Our first lien position in the capital stack as well as the structural protections baked into these investments enable us to drive outcomes during downcycles. Our experience and resources to proactively engage with management teams in the event of emerging challenges gives us tremendous confidence in our ability to identify and address company-specific issues. We believe we are well positioned to withstand the impact of any economic slowdown, and broadly speaking, our portfolio remains healthy.

Our fourth quarter weighted-average portfolio yield was 12.7%, relatively consistent with the prior quarter and supported by higher interest rates.

Our net leverage for the fourth quarter was 0.91 times, driven by borrowings to fund new deployments during the quarter. Total available liquidity for deployment, including cash on hand, was $73.4 million at quarter-end, giving BCIC ample resources to fund new investments in the current quarter.

And, of course, I’d like to conclude by emphasizing the merits of our pending merger and its expected benefits.

As we approach our shareholder vote meeting scheduled for March 7th, we intend to close the transaction as soon as practicable following a successful vote from shareholders of each BDC. We remain excited about the potential for the merger, which will bring together two very similar portfolios with substantial overlap and which we expect to create meaningful value for our shareholders.

I'll now turn the call over to Nik to discuss our portfolio activity in more detail.

Nik Singhal

Thanks, Jim.
We continued the strong momentum this quarter, growing our portfolio and generating solid net investment income, despite a modest decline in NAV per share.

As Jim noted, we deployed $25.4 million in five new and four existing portfolio companies.  All of our new investments in the quarter were deployed in first lien loans, consistent with our strategy of maintaining a lower-risk profile, especially in this uncertain macroeconomic environment.

Total exits and repayments during the quarter were $12.6 million and were primarily concentrated in six portfolio companies, including one partial paydown, with a total of $0.3 million in fee and other one-time income generated in excess of principal repaid on these transactions.

Our three largest new investments in the quarter consisted of:

•	An $8.9 million SOFR + 7% first lien term loan and a $0.5 million unfunded revolver to Mesquite Bidco, a casino and hotel operator;

•	A $4.5 million SOFR + 6% first lien term loan to Bad Boy Mowers, a lawnmower manufacturer; and

•	A $2.7 million SOFR + 5.5% first lien term loan to TransNetwork, a provider of payment processing services;

With respect to our current investment activity, we're still seeing a decent flow of opportunities across both new and existing names. However, we remain very selective about what we invest in. Since the end of the fourth quarter, our investment committee has approved transactions of approximately $13 million that either closed in this first quarter or are pending close, subject to customary closing conditions.

Turning now to the existing portfolio, we had four companies on full non-accrual status at the end of the quarter, which includes the new Thrasio non-accrual that Jim mentioned. These non-accruals represent 4.1% of our total portfolio at fair value.

As is publicly known, Thrasio filed for Chapter 11 bankruptcy protection last week. Our first lien position is at the top of the capital structure. We believe that a Chapter 11-driven financial restructuring will result in a healthier balance sheet, and enable the company to execute on its turnaround plan.

Our total exposure across all investments to the third party Amazon Aggregator space was 6.5% of the portfolio by fair value at the end of the quarter. Over the last several quarters, this sub-sector has come under pressure due to higher interest rates, lower operating margins, and excess inventory levels. We are starting to see our portfolio companies revert to more normalized inventory levels. One of our underwriting principles is that “things can go wrong”, and we have a long history of managing underperforming situations to successful outcomes.

We have been working diligently to create successful outcomes in this space as well. We believe that consolidation is a logical trend in this space which will enable companies to achieve scale and operate more efficiently. In 2023, our portfolio company Elevate was acquired by SellerX, another portfolio company of ours. This past week, Perch which was a non-accrual investment in our portfolio, was acquired by Razor, a portfolio company of ours. Following this acquisition, our prior investment in Perch has rolled into Razor, in the form of a preferred equity instrument sitting below our existing debt in Razor. We remain optimistic about the financial performance of these companies despite the decline experienced in 2023.

It is important to note that these non-accrual investments represent company-specific issues and are not indicative of a broader trend within our portfolio. With each of these situations, we are leveraging BlackRock’s extensive experience to work towards successful outcomes on behalf of our shareholders.

Our NAV per share for the quarter was down by less than 1%, due primarily to $3.9 million of net realized and unrealized losses on the portfolio, partially offset by $2.0 million of NII earned in excess of the declared dividend.

Despite economic uncertainty driven by the pressures of inflation and interest-rates, our NAV demonstrated relative stability in 2023. We believe this is a direct consequence of the successful transition into a primarily first-lien oriented portfolio, as well as our prudent approach to selectively adding new investments.

I'll now turn the call over to Chip to further discuss our financial results for the quarter.

Chip Holladay

Thank you, Nik. I will now take a few minutes to review some additional BCIC financial results for the fourth quarter.
GAAP net investment income remained strong in the fourth quarter at $9.3 million dollars, or $0.13 per share, as compared to $9.5 million dollars earned in the third quarter, and delivered a 15% increase from the fourth quarter of 2022.

Our gross investment income was $20.3 million dollars for the quarter, a decrease of 5% from the prior quarter, but an increase of 16% from the fourth quarter of 2022. The  $1 million dollar quarterly decline was primarily due to the impact of our positions in Perch and Thrasio being designated as non-accrual during the third and fourth quarters, and to lower fee and other one-time income earned from investment exits compared to the third quarter.  This decrease in our gross investment income was partially offset by an approximately $800 thousand dollar decrease in total expenses during the fourth quarter.

The decrease in total expenses for the fourth quarter was primarily driven by lower incentive fees resulting from lower pre-incentive fee NII, and to the reversal of previously accrued incentive fees on capital gains we recorded in the third quarter due to unrealized losses in the portfolio in the fourth quarter.

Overall, our aggregate net investment income per share of $0.50 cents earned in 2023 delivered an increase of approximately 25% from NII per share recorded in 2022.

Net unrealized depreciation during the quarter was $4 million dollars, driven primarily by markdowns associated with our non-accrual investments, partially offset by an unrealized gain on our interest rate swap position.  We also recorded nominal realized gains of $100 thousand dollars for the quarter on certain investment exits.

Now turning to liquidity, at December 31st, total available liquidity for deployment and general operating use was approximately $73.4 million dollars, including cash on hand and subject to leverage and borrowing-base restrictions. Our net leverage ratio was 0.91 times, up from 0.84 times at the end of the third quarter, driven by borrowings to fund new deployments during the quarter.

As announced yesterday, we declared a quarterly dividend of $0.10 cents per share, payable in cash on March 29, 2024 to all shareholders of record at the close of business on March 15, 2024.

With that, I would like to turn the call back to Jim.

Jim Keenan

Thank you, Chip.

In summary, we have successfully repositioned and diversified the portfolio, and believe that we are in a great position to close our transformational merger with TCPC. The combination will create meaningful scale that we believe will enhance the combined company’s ability to produce strong returns for our shareholders.

With that, we would now like to open the call for your questions.

Q&A

Finian O’shea (Wells Fargo Securities): Hi Everyone, good morning. Jim, I guess to your closing comments there on the looming merger with TCPC, can you hit on the more transformational elements, as you described that you see, and assuming that the teams have been working together for the most part already and the portfolio has sort of converged, in what ways is BlackRock parent or BlackRock private credit organization putting more resources to improve your origination, your work-out and so forth, anything you can call out in that area?

Jim Keenan: Sure, thanks Finn, appreciate the question. As you outlined there, if you think about what we disclosed over the last couple of years, it has been one integrated lending platform at the advisor that has been working on behalf of both of these companies that are jointly transacted and over the course of the last several years, the portfolios now have a substantial amount of overlap, and have benefited from the aggregated origination and underwriting capacity of the overall platform. You have already seen that accrete to the story for BKCC, in the sense that we have been able to diversify, grow the name count there and transition the overall portfolio. To the other part of your question about resources, over the course of the last five years, we have continued to add a significant amount of resources and even post the transaction that the advisor had with TCP Advisors, we have grown that platform to nearly 60 people that are focused on origination and underwriting, so we have continued to add resources onto the platform that continue to provide value across that. I would say that is in all functions. We have added origination and underwriting capacity as well as legal and work-out capacity on the overall platform. We continue to do that and you have seen that, broadly speaking, as the Advisor with BlackRock investing more in private markets, and continuing to double down on that effort at the firm level. So that has already been part of the story about the transition of the portfolio and the value. I think when it comes to the merger itself, as outlined, these are the things that are going to benefit the shareholder, by the economies of scale, improve the expense ratio, improve the liquidity and the share count associated with that, it should improve ultimately the liabilities we manage, all of which will accrete to our earnings and NII of the overall of portfolio so that is the next leg of this, which is the benefit of the merger.

Finian O’shea (Wells Fargo Securities): That is helpful, thank you. Just to hit on one of the points you made at the end on the liabilities, which have become a more relevant topic now as a lot of BDCs are rolling their 2025 maturities, I think you have a little bit there, also you have a lower, lesser amount of unsecured debt although, I would have to check as to how that blends with TCPC, where do you fall given the market cost of debt capital and the desire to have more unsecured debt? Do you see yourself as more of a 30% unsecured or 50% unsecured type of BDC, given the two of you are pretty different on that department?

Nik Singhal: Finn, this is Nik, I would say, just from an overarching perspective, the combined BDC will have greater access to capital than any of the two standalone BDCs, so that by itself is scale, we view as positive, in terms of the perceived creditworthiness of the combined BDC, I think TCPC’s been the larger BDC in the past, that has a greater arsenal, different kinds of tools on the liabilities side of the balance sheet and we expect that approach to continue, and partly, the percentage of secured versus unsecured is also driven by rating agency considerations, obviously keep all of those in mind, but we do see unsecured debt being a core component of our liability structure going forward.

Jim Keenan: Finn, this is Jim, just to add on to that, we are always looking into the market to see what the optimal capital structure would be at any point in time, specifically to BKCC, over the last several years, part of our financing strategy has really been tied towards the transition of assets. If you recall, some of that legacy book was more junior, had more volatility associated to that, all of which were hard or expensive to price on an unsecured basis. We managed the liability as part of that transition, and now that we are predominately first lien and more diversified, I think you would agree that our liability and our capital stack will evolve between the first lien and unsecured mix, as well as floating and termed out facilities.

Finian O’shea (Wells Fargo Securities): That’s all for me, thanks so much.

Melissa Wedel (J.P. Morgan): Good morning, thanks for taking my question. I first want to start with a clarifying question around the investment activity level of the portfolio, I am curious if the pending merger decision and shareholder vote have impacted any capital deployment activity in BKCC.

Nik Singhal: Hi Melissa, this is Nik, the short answer is no. From a deployment perspective, it has been business as usual. The pending vote has had no impact.

Melissa Wedel (J.P. Morgan): Okay appreciate that, then in terms of the outlook going forward, it has been interesting to hear your points about not seeing the core middle market as impacted by spread compression, maybe slight loosening of terms that have happened at the upper middle market. Do you expect to see more M&A activity this year and if so, how does that impact the portfolio potentially? Does that put de-leveraging pressure on the portfolio throughout the year as perhaps core middle market companies are acquired?

Nik Singhal: Thanks for the question, I would just make one slight clarification, I am not saying the core middle market is not impacted, but just that the level of compression we are seeing is less relative to the upper middle market. We are seeing M&A activity starting to pick up and I really think that is to a large extent a function of the belief that interest rates have stabilized and while there is a range of opinions about how fast or how much they will go down, we firmly believe that as there is more and more conviction, more LBO and more M&A activity will take place because frankly having confidence beyond the cost of capital is a prerequisite to buyers being able to put a multiple on deals. We do expect, certainly for the remainder of 2024, for activity to happen. Again, could that lead to an increased level of prepayments? It is quite likely. We operate in a competitive market, we always have, and historically prepayment levels go up and down. Our goal would be, for companies that we think are good businesses, to try to find a way to stay in those businesses when refinancings occur, and there might even be opportunities where we would rather take our money back and go home. With regards to whether or not there would be de-leveraging pressure on the portfolio, it is hard to say as quarter to quarter it could be lumpy, but we have a very diversified origination pipeline, a very long track record of industry relationships, and we are confident that we will continue to find opportunities, but we will continue to be disciplined.

Jim Keenan: Melissa. This is Jim, one other thing I would add that might be interesting is that, the portfolio and market trend that you see, based off the increasing cost of capital, the impact on some of the deals that exist today when it comes to interest coverage ratios. On new deals from new sponsor activity and new M&A, because of the increased cost of capital we are seeing lower leverage levels being put on those companies relative to two or three years ago so inherently there is a lower leverage in today’s deployment than there was in the legacy or the names we deployed two or three years ago.

Melissa Wedel (J.P. Morgan): Got it. Thank you.

Jim Keenan: I just want to say thank you again and I appreciate the support throughout this. Thank you to our shareholders and our team to, ultimately, for the work done over the course of last year to get here, thank you.

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition of BlackRock Capital Investment Corporation (“BCIC”) or BlackRock TCP Capital Corp. (“TCPC”) or the merger of BCIC with and into a wholly owned, indirect subsidiary of TCPC (the “Merger”). The forward-looking statements may include statements as to: future operating results of BCIC and TCPC and distribution projections; business prospects of BCIC and TCPC and the prospects of their portfolio companies; and the impact of the investments that BCIC and TCPC expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Merger closing; (ii) the expected synergies and savings associated with the Merger; (iii) the ability to realize the anticipated benefits of the Merger, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Merger; (iv) the percentage of BCIC and TCPC stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Merger may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Merger may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of BCIC and TCPC or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or public health crises and epidemics; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in BCIC’s and TCPC’s operating areas, particularly with respect to business development companies or regulated investment companies; and (xiii) other considerations that may be disclosed from time to time in BCIC’s and TCPC’s publicly disseminated documents and filings, including TCPC’s registration statement on Form N-14, as amended, which includes a proxy statement/prospectus (as amended, the “Registration Statement”), which was declared effective by the Securities Exchange Commission (the “SEC”) on November 16, 2023, TCPC’s prospectus, which was filed by TCPC with the SEC on January 11, 2024 (the “Prospectus”), and BCIC’s definitive proxy statement, which was filed by BCIC with the SEC on January 11, 2024 (the “Proxy Statement”, and, together with the Prospectus, the “Proxy Statement/Prospectus”). BCIC and TCPC have based the forward-looking statements included in this communication on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although BCIC and TCPC undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that BCIC and TCPC in the future may file with the Securities and Exchange Commission (“SEC”), including the annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in BCIC, TCPC or in any fund or other investment vehicle managed by BlackRock or any of its affiliates.

Additional Information and Where to Find It

This communication relates to the Merger, along with related proposals for which stockholder approval is being sought (collectively, the “Proposals”).  In connection with the Merger, each of BCIC and TCPC have filed certain materials with the SEC, including, among other materials, the Registration Statement and the Proxy Statement/Prospectus. The Registration Statement was declared effective by the SEC on November 16, 2023, and the Proxy Statement/Prospectus was first mailed to TCPC and BCIC stockholders on or around January 15, 2024 to seek approval of the Merger. The Registration Statement and the Proxy Statement/Prospectus each contain important information about BCIC, TCPC, the Merger and related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF BCIC AND TCPC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCIC, TCPC, THE MERGER AND RELATED MATTERS.

Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and, for documents filed by BCIC, from BCIC’s website at http://www.blackrockbkcc.com, and, for documents filed by TCPC, from TCPC’s website at http://www.tcpcapital.com.

Participants in the Solicitation

BCIC and TCPC and their respective directors, certain of their respective executive officers and certain other members of management and employees and officers of BlackRock Capital Investment Advisors, LLC and Tennenbaum Capital Partners, LLC, as applicable, and their respective affiliates may be deemed to be participants in the solicitation of proxies from the stockholders of BCIC and TCPC in connection with the Proposals and the Merger. Information about the directors and executive officers of BCIC and TCPC is set forth in the Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the BCIC and TCPC stockholders in connection with the Merger is contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC. These documents may be obtained free of charge from the sources indicated above.